PATENT LICENSE AGREEMENT

             THIS PATENT LICENSE AGREEMENT ("Agreement"), effective September 1, 2003 ("Effective Date"), is between INTERGRAPH HARDWARE TECHNOLOGIES COMPANY, a Nevada Corporation (hereinafter "IHTC") and Texas Instruments Incorporated, a Delaware corporation (hereinafter "TI").

             WHEREAS, IHTC has patented technology that it wishes to promote, and whereas in recognition of TI's early desire to use such technology, IHTC is willing to grant to TI a license under these patents for a discounted rate;

             NOW, THEREFORE in consideration of the premises and mutual covenants herein contained, IHTC and TI agree as follows.

Section 1.        Definitions

1.1                   "TI's Selling Price" means:

                   (a)        for each Licensed Product sold by TI, its Subsidiaries or its affiliates to third parties who are not affiliates or Subsidiaries, the bona fide selling price at which TI, its Subsidiaries or its affiliates sold the Licensed Product.

                   (b)       for each Licensed Product which is installed with or within some other product, the fair market value such Licensed Product would have if sold separately as a stand-alone product.

                     For purposes of this Agreement, "affiliate" shall mean any company or entity that is more than 50% owned by a party or by a Subsidiary of a party, or that owns more than 50% of either party.

1.2                   "Digital Signal Processor" or "DSP" means a type of microprocessor (i) which manipulates digital signals in real time, which are typically representative of analog voice, data or video signals, or (ii) which TI markets as a Digital Signal Processor or DSP.

1.3                  "Licensed Patents" means U.S. Patents 5,560,028; 5,794,003; and 6,360,313, together with all divisional applications, continuation applications, continuations-in-part, and extensions in the United States, and all counterparts outside the United States, as well as any patent reissuing or granted on reexamination on any of the aforesaid patents.

1.4                  "Licensed Products" means (i) TI Digital Signal Processors utilizing TI's TMS320C6000 architecture or structure or any derivative thereof, (ii) other TI products incorporating the same core architecture as TI's TMS320C6000 architecture or any derivative thereof, and (iii) any other TI DSP or other TI product (including combinations), any part of which is within the scope of any claim of any Licensed Patent. Licensed Products specifically includes any general purpose microprocessor (other than a DSP), that is within the scope of any claim of any Licensed Patent, and which is used as the primary processor within a general purpose personal computer system, computer workstation system, or computer server system where such primary processor itself executes all the operating system software for the operation of computer software applications by an operator of the computer system ("General Purpose Microprocessor").

1.5                  "Subsidiary" means any corporation, partnership or other entity with regard to which (a) greater than fifty percent (50%) of whose outstanding shares or securities entitled to vote for the election of directors or similar managing authority is, now or hereafter during the term of this Agreement, directly or indirectly owned or controlled by a party hereto, or (b) which does not have outstanding shares or securities but greater than fifty percent (50%) of whose ownership interest representing the right to make the decisions for such entity is, now or hereafter during the term of this Agreement, owned or controlled, directly or indirectly, by a party hereto; provided, however, that in each case such corporation, partnership or other entity shall be deemed to be a Subsidiary only so long as such ownership or control exists and exceeds fifty percent (50%).

Section 2.        License

2.1                  Subject to the terms and conditions of this Agreement, IHTC grants to TI a nonexclusive, worldwide, royalty-bearing license under the Licensed Patents:

                   (a)             to make, use, lease, sell, offer to sell, import, export, and otherwise transfer Licensed Products, and to practice any method or process and use any product involved in the manufacture or use thereof; and

                   (b)            to have made Licensed Products by another manufacturer for the use, lease, sale, offer for sale, import, export or other transfer by TI.

2.2                  No license is granted by IHTC either directly or by implication, estoppel, or otherwise other than under the Licensed Patents; or with respect to any item other than Licensed Products. A license is granted hereunder by IHTC to parties acquiring directly or indirectly Licensed Products from TI, for the TI Licensed Product only, except that such license shall also include combinations, by a direct or downstream (e.g., distributors and repurchasers) customer of TI, of the Licensed Product acquired directly or downstream from TI, with other products, in any instance where the claims of the Licensed Patents would not be infringed by the combination but for the inclusion of the TI Licensed Product. In the event that both the TI Licensed Product and the portion added, by a direct or indirect TI customer, to a combination, separately infringe one or more claims of the Licensed Patents, then only the portion of the combination contributed by TI shall be licensed under this Agreement. No license is granted by IHTC for TI to manufacture or fabricate Licensed Products for third parties in any instance where TI does not supply any non-trivial or significant drawings, specifications, electrical design or software for such Licensed Product, or where TI does not retain any intellectual property to such Licensed Products.

Except as set forth in this Section 2 and Section 3 below, and except as may occur by operation of law (e.g., patent exhaustion), nothing in this Agreement shall either expressly or impliedly give TI the right to grant licenses under the Licensed Patents to others.  Nor shall the sale of any Licensed Products provide or give rise to an implied license in favor of third parties, by estoppel or otherwise, to IHTC patents other than under the Licensed Patents and covering combinations of such Licensed Products with any other products or methods of using such combinations, provided that nothing in this Section 2.3 shall be construed to abridge (i) the licenses and immunities granted in any other provision of this Agreement, nor (ii) any patent exhaustion rights flowing therefrom.

2.4                Nothing contained in this Agreement shall be construed as conferring or granting, to any party hereunder or to any third party, by implication, estoppel or otherwise, any license or other right under any patent or utility model, copyright, mask work right, trade secret, trademark, service mark, trade name or trade dress, or any other intellectual property right, except the licenses, covenants and rights expressly granted hereunder or which operate by patent exhaustion.

Section 3.        Extension of License to Subsidiaries

3.1                  The license grant herein includes all TI SUBSIDIARIES and TI affiliates. The license grant herein also includes the right of TI to sublicense its Subsidiaries and affiliates in any instance where required by local law to perfect the license provided in the foregoing of this Article 3.1. Any license or sublicense granted to a Subsidiary shall terminate on the date such Subsidiary ceases to be a Subsidiary or upon termination of the licenses granted in this Agreement, whichever occurs earlier. TI shall be liable for any breach of this Agreement by any of its affiliates or Subsidiaries, to the same extent that TI would be liable if TI committed the breach.

Section 4.        Immunities

                  Provided that there has been no uncured material breach of this Agreement, including without limitation the licenses granted hereunder, IHTC on behalf of its respective Subsidiaries and affiliates and TI on behalf of its respective Subsidiaries and affiliates ("parties hereunder"), each hereby covenant not to sue and agree not to assert any patent, US or foreign for the term of this Agreement, and/or any extensions or renewals thereof, against another party hereunder, or its Subsidiaries or affiliates, or against any party acquiring product directly or indirectly from a party hereunder for any claim of patent infringement.

Section 5.        Royalty

5.1                   TI shall pay to IHTC royalties of (i) 1% of TI's Selling Price of each Licensed Product which is not a General Purpose Microprocessor, and (ii) 3% of TI's Selling Price of each Licensed Product which is a General Purpose Microprocessor. The royalties specified in (i) and (ii) shall be due for sales and installations of Licensed Products occurring (a) prior to the Effective Date and (b) during the Term of this Agreement.

5.2                  TI may elect to extend the term of this Agreement through June 30, 2013 by the payment of the royalties specified in Section 5.1 to IHTC in one lump sum payment made on or before November 1, 2003. In consideration of the mutual covenants specified in Section 4.1, Section 5.1  and Section 8, the parties agree that the net present value of royalties for projected future sales of Licensed Product through June 30, 2013 to be paid by TI under Section 5.1 shall be $18 Million. IHTC agrees that TI's entire royalty obligation to IHTC under this Agreement shall be completely discharged upon said lump sum payment of $18 Million being received by IHTC on or before November 1, 2003.

5.3                  All amounts paid in accordance with this Agreement are nonrefundable, even if the validity, scope, or enforceability of any IHTC or TI patent is subsequently challenged and deemed to be held invalid, of narrower scope, or unenforceable.

Section 6.        Accruals, Records and Reports

6.1                  Royalties shall accrue when a Licensed Product with respect to which royalty payments are required by this Agreement is first sold or otherwise transferred.

6.2                  A quarterly accounting period shall end on the last day of each calendar quarter during the term of this Agreement.  Within thirty (30) days after the end of each such period TI shall furnish to IHTC a written report containing the information specified in Section 6.4 and pay to IHTC all unpaid royalties accrued hereunder to the end of each such period.

6.3                  TI shall pay all royalties and other payments due hereunder in United States dollars.  All royalties for an accounting period computed in other currencies shall be converted into United States dollars at the TTS (telegraphic transfer selling) rate of Citibank N.A., New York, at the close of banking on the last day of such accounting period (or the first business day thereafter if such last day shall be a non‑business day).

6.4                  TI's quarterly report shall be certified by an officer of TI or a designee of such person and shall contain the following information:

                    (a)        identification by model number (or any combination of numbers, letters or words utilized by TI to identify a particular type or model of Licensed Product), quantity and description of each Licensed Product upon which royalty has accrued pursuant to Section 6.1; and

                    (b)        in the event that Subsection (a) does not apply, TI shall so state.  In the event no royalties are due, TI's report shall so state.

For IHTC's review in order to confirm TI's compliance with this Section 6, upon written request by IHTC, TI agrees to promptly provide to IHTC a copy of each publicly available manual (including, but not limited to, service, use and other technical manuals) relevant to Licensed Products.  For IHTC's review in order to confirm TI's compliance with this Section 6, upon written request by IHTC, TI will sell, lease or license, as applicable under its standard terms and conditions and provided no restriction on such sales exists in its agreement with its customers, and promptly deliver to IHTC a sample of any Licensed Product which is offered for sale, lease or license by TI and identified by IHTC in its request.

6.5                  TI shall keep records in sufficient detail to permit the determination of royalties and other amounts payable hereunder and at the request and expense of IHTC will permit an independent auditor selected by IHTC and approved by TI (such approval shall not be unreasonably withheld), or any other person acceptable to both IHTC and TI, to examine, during ordinary business hours once in each calendar year, such records and other materials as may be required by the auditor to verify or determine royalties paid or payable under this Agreement. Such auditor or other person shall be instructed to report to IHTC only the amount of royalties and other amounts due and payable.  The obligation to keep such records for the above examination shall terminate after three (3) years from TI's submission of corresponding report.

6.6                  All taxes imposed as a result of the existence of this Agreement, or the performance hereunder, shall be paid by the party required to do so by applicable law.

6.7                  In the event that TI has elected to extend the term of this Agreement, pursuant to Section 5.2, upon the payment of the royalty payment as provided by Section 5.2, TI shall be relieved of any and all obligations otherwise created by this Agreement to keep any records or make any reports concerning the determination of royalties payable hereunder.

Section 7.        Term of Agreement and Termination

7.1                  Unless otherwise extended pursuant to Section 5.2, the term of this Agreement shall be from the Effective Date hereof until the five  (5)  year anniversary of the Effective Date ("Term").

7.2                  If TI shall fail to pay royalties, as required, and such failure is not cured, and any interest due paid, within sixty (60) days after written notice from IHTC to TI specifying the nature of such failure, IHTC shall have the right to terminate this Agreement, and the licenses and immunities granted to both parties hereunder, by giving written notice to TI, and such termination shall be effective on the fifteenth day after the giving of such notice.

7.3                  In the event this Agreement or the licenses and immunities granted hereunder, in whole or as to any specified patent or claim, shall be terminated pursuant to this Section 7, the corresponding licenses and sublicenses granted to Subsidiaries and affiliates of TI pursuant to Section 3 shall likewise terminate, but no notices need be given by IHTC to such Subsidiaries or affiliates.

7.4                  No termination pursuant to this Section 7, or any other provisions of this Agreement shall relieve TI of any obligation or liability accrued hereunder prior to such termination, or rescind or give rise to any right to rescind anything done by TI or any payments made or other consideration given to IHTC hereunder prior to the time such termination becomes effective, and such termination shall not affect in any manner any rights of IHTC arising under this Agreement prior to such termination.

7.5                  A party hereto may terminate this Agreement upon sixty (60) days written notice of termination to the other party given at any time upon or after:

                   (a)             the filing by the other party of a petition in bankruptcy or insolvency;

                   (b)            any adjudication that the other party is bankrupt or insolvent;

                   (c)            the filing by the other party of any petition or answer seeking reorganization, readjustment or arrangement of its business under any law relating to bankruptcy or insolvency;

                   (d)            the appointment of a receiver for all or substantially all of the property of the other party;

                   (e)             the making by the other party of any assignment for the benefit of creditors;

                   (f)              the institution of any proceedings for the liquidation or winding up of the other party's business or for the termination of its corporate charter;

                   (g)             (i) the sale, assignment or other transfer to any third party of majority ownership in such other party or of all or substantially all of the assets or business of such other party, or (ii) any change in control of such other party; or

                   (h)             the other party's consolidating with or merging with or into a third party in a transaction where the other party is not the surviving entity.

In the event of such termination, the rights, licenses and immunities granted to the terminated party shall immediately terminate, but the rights, licenses and immunities granted to the other shall survive such termination of this Agreement subject to its continued compliance with the terms and conditions of this Agreement.

7.6                  If a party or its affiliate acquire another entity ("Acquired Entity") wherein more than fifty percent of the outstanding shares or securities, representing the right to vote for the election of directors or other managing authority becomes owned or controlled directly or indirectly by such party, the grants granted to such party shall be no broader than that which exists just prior to such acquisition and no licenses or rights shall extend to the Acquired Entity, except that in any instance where either party acquires another entity, the rights and licenses hereunder shall be extended to such Acquired Entity and its assets but only as to activities and products sold by the Acquired Entity or its assets occurring after the date of the acquisition.

Section 8.        Additional Releases and Immunity Rights

8.1                  IHTC Release.  In further consideration of the payment hereunder from TI, IHTC, on behalf of itself, its affiliates and its Subsidiaries, hereby releases, acquits and forever discharges TI, and its Subsidiaries and affiliates from any and all claims or liability with respect to performance of acts by TI, its affiliates and its SUBSIDIARIES, prior to the Effective Date which, had they been performed on or after the Effective Date, would have been licensed or subject to the immunities hereunder.

8.2                   TI Release.  TI, on behalf of itself and its Subsidiaries, hereby releases, acquits and forever discharges IHTC, its affiliates, and its Subsidiaries, from any and all claims or liability with respect to performance of acts by IHTC, its affiliates and its SUBSIDIARIES prior to the Effective Date which, had they been performed on or after the Effective Date, would have been licensed or subject to the immunities hereunder.

8.3                   The parties further agree to prepare, execute and file appropriate Motions to Dismiss in each of the parties' current patent litigation matters pending in the U.S. District Court for the Eastern District of Texas, styled Civil Action No. 2-03CV-115-TJW, Civil Action No. 3:03CV21-LD, and Civil Action No. 2-03-CV-034-Folsom.

Section 9.        Warranty

9.1                  IHTC and TI each represent and warrant that each has the full right and power to grant the license and immunities respectively set forth in this Agreement and that there are no outstanding agreements, assignments, or encumbrances inconsistent with the provisions of the license and immunities or with any other provisions of this Agreement.

Section 10.      Communications

10.1                  Payment shall be made by electronic funds transfer.  Payment(s) shall be deemed to be made on the date of electronic funds transfer.  The addresses are as follows:

Unless otherwise directed, for electronic funds transfers of payments:

                        Intergraph Hardware Technologies Company
                        Wells Fargo Bank
                        420 Montgomery St.
                        San Francisco, CA 94104
                        Account of: Intergraph Hardware Technologies Company Acct #: [redacted]
                        ABA (routing) #: [redacted]

10.2                  All notices, including notices changing addresses, required or permitted to be given hereunder shall be in writing and shall be delivered by hand, or dispatched by prepaid air courier or by registered or certified airmail, postage prepaid, addressed as follows:

If to IHTC:

                        Intergraph Hardware Technologies Company
                        2325-B Renaissance Drive, Suite 16
                        Las Vegas, Nevada  89119

with a copy to:

                        Intergraph Corporation
                        Legal Department, MS/IW2008
                        Huntsville, Alabama  35894-0001
                        Attn:  General Counsel

                        If to TI:

                        Texas Instruments Incorporated
                        Attention:  General Patent Counsel
                        7839 Churchill Way, MS 3999
                        Dallas, Texas  75251

with a copy to:

                        General Counsel
                        Texas Instruments Incorporated
                        12500 TI Boulevard
                        Dallas, Texas 75243

Such notices shall be deemed to have been served when received by addressee or, if delivery is not accomplished by reason of some fault of the addressee, when tendered for delivery.  Either party may give written notice of a change of address and, after notice of such change has been received, any notice or request shall thereafter be given to such party as above provided as such changed address.

Section 11.      Assignments

11.1                  IHTC shall not assign or grant any right under any of its Licensed Patents unless such assignment or grant is made subject to the terms and conditions of this Agreement.  TI shall not assign or grant any right under this Agreement to a third party, and any attempted assignment or grant in derogation of the foregoing shall be null and void.  IHTC shall have the right to assign this Agreement to Intergraph Corporation.

Section 12.      Applicable Law

12.1                  This Agreement shall be construed, and the legal relations between the parties hereto shall be determined, in accordance with the law of the State of Delaware.

Section 13.      Miscellaneous

13.1                  Nothing contained in this Agreement shall be construed as conferring on either party any license or other right to copy the exterior design of the products of the other party.

13.2                  Nothing contained in this Agreement shall be construed as conferring any right to use in advertising, publicity, or other promotional activities any name, trade name, trademark or other designation of either party hereto (including any contraction, abbreviation or simulation of any of the foregoing).

13.3                  Nothing contained in this Agreement shall be construed as limiting the rights which the parties have outside the scope of this Agreement.

13.4                  Neither party nor any of its Subsidiaries shall be required hereunder to file any patent application, or to secure any patent or patent rights, or to maintain any patent in force, or to provide copies of patent applications to the other party or its Subsidiaries, or to disclose any inventions described or claimed in such patent applications.

13.5                  IHTC shall not have any obligation hereunder to institute any action or suit against third parties for infringement of any Licensed Patents or to defend any action or suit brought by a third party which challenges or concerns the validity of any Licensed Patents.  TI shall not have any right to institute any action or suit against third parties for infringement of any Licensed Patents.

13.6                  This Agreement will not be binding upon the parties until it has been signed below by or on behalf of each party, in which event it shall be effective as of the Effective Date first above written.  No amendment or modification hereof shall be valid or binding upon the parties unless made in writing and signed.  This Agreement embodies the entire understanding of the parties with respect to the subject matter hereof and merges all prior discussions between them, and neither of the parties shall be bound by any conditions, definitions, warranties, understandings or representations with respect to the subject matter hereof other than as expressly provided herein.

13.7                  The headings of the several Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

13.8                  If any provision of this Agreement is found by competent authority to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remainder of this Agreement shall continue in effect unless to do so would substantially frustrate the purposes of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly signed as of the date written below.

TEXAS INSTRUMENTS                                    INTERGRAPH HARDWARE
INCORPORATED                                            TECHNOLOGIES COMPANY

By__/s/ Jay C. Johnson_____________     ___/s/_David R. Hancock_________

____Jay C. Johnson______________      ______David R. Hancock________
                  Name Printed                                              Name Printed

Date__September 9, 2003__________     ___       September 9, 2003 ______